CARTER, LEDYARD & MILBURN
                       COUNSELLORS AT LAW
                          2 WALL STREET
                    NEW YORK, NEW YORK  10005


                         April 21, 1998



The Chase Manhattan Bank, as Trustee of
  FT 243
4 New York Plaza, 6th Floor
New York, New York 10004-2413

Attention:     Mr. Thomas Porrazzo
               Vice President


Re:                              FT 243

Dear Sirs:

     We are acting as counsel for The Chase Manhattan Bank ("Chase") in connection with the execution and delivery of a Trust Agreement (the "Trust Agreement") dated today's date (which Trust Agreement incorporates by reference, certain Standard Terms and Conditions of Trust dated November 20, 1991, and the same are collectively referred to herein as the "Indenture") among Nike Securities L.P., as Depositor (the "Depositor"), First Trust Advisors L.P., as Evaluator; First Trust Advisors L.P., as Portfolio Supervisor; and Chase, as Trustee (the "Trustee"), establishing the unit investment trust or trusts included in FT 243(each, a "Trust"), and the confirmation by Chase, as Trustee under the Indenture, that it has registered on the registration books of the Trust the ownership by the Depositor of a number of units constituting the entire interest in the Trust (such aggregate units being herein called "Units"), each of which represents an undivided interest in the respective Trust which consists of common stocks (including, confirmations of contracts for the purchase of certain stocks not delivered and cash, cash equivalents or an irrevocable letter of credit or a combination thereof, in the amount required for such purchase upon the receipt of such stocks), such stocks being defined in the Indenture as Securities and referenced in the Schedule to the Indenture.

     We have examined the Indenture, a specimen of the certificates to be issued thereunder (the "Certificates"), the Closing Memorandum dated today's date, and such other documents as we have deemed necessary in order to render this opinion. Based on the foregoing, we are of the opinion that:

     1. Chase is a duly organized and existing corporation having the powers of a trust company under the laws of the State of New York.

    2.     The  Trust  Agreement  has  been  duly  executed   and
delivered by Chase and, assuming due execution and delivery by the other parties thereto, constitutes the valid and legally binding obligation of Chase.

    3. The Certificates are in proper form for execution and delivery by Chase, as Trustee.

    4. Chase, as Trustee, has registered on the registration books of the Trust the ownership of the Units by the Depositor. Upon receipt of confirmation of the effectiveness of the registration statement for the sale of the Units filed with the Securities and Exchange Commission under the Securities Act of
1933, the Trustee may deliver Certificates for such Units, in such names and denominations as the Depositor may request, to or upon the order of the Depositor, as provided in the Closing Memorandum.

    5. Chase, as Trustee, may lawfully advance to the Trust amounts as may be necessary to provide periodic interest distributions of approximately equal amounts, and be reimbursed, without interest, for any such advances from funds in the interest account, as provided in the Indenture.

    In rendering the foregoing opinion, we have not considered, among other things, whether the Securities have been duly authorized and delivered.

                                       Very truly yours,


                                       CARTER, LEDYARD & MILBURN